UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Index

1.	Summary of 2023 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2023 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2023 1H (Separate)

Summary of 2023 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us,” “the Group” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank(formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	Disposal by the Korea Deposit Insurance Corporation of a 2% stake in Woori Financial Group

April 15, 2021	Acquired an additional 12.9% equity interest in Woori Financial Capital Co., Ltd.

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of the treasury stock of Woori Financial Capital Co.

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (completion of stock exchange)

September 9, 2021	Announcement by the Korea Deposit Insurance Corporation of the contemplated sale of its remaining stakes in Woori Financial Group

October 8, 2021	Joined the Science Based Targets initiative (SBTi) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the Internal Rating Based (IRB) approach

November 9, 2021	Obtained an ‘AA’ rating from MSCI’s ESG assessment (2 grades higher than the previous year) and an ‘A’ rating from KCGS (Korea Corporate Governance Service) (1 grade higher than the previous year)

November 17, 2021	Newly admitted into the Asia Pacific Index of DJSI(Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire 52% equity interest in DAOL Investment

March 23, 2023	Integrated Woori Venture Partners Co., Ltd., (formerly known as DAOL Investment) as a first-tier subsidiary of the Company

March 24, 2023	Appointed Jong-Yong Yim as the Chief Executive Officer of Woori Financial Group (at the fourth annual general meeting of shareholders)

April 21, 2023	Obtained the resolution of the board of directors for the acquisition and cancellation of treasury shares for the first time since the establishment of Woori Financial Group

June 1, 2023	Entered into comprehensive stock exchange agreements with Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd. respectively

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2023

Type	Name of Company
Listed company (5 companies)	Woori Financial Group Inc.
Woori Investment Bank Co., Ltd.
Woori Venture Partners Co., Ltd.
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk
Unlisted company (31 companies)	Woori Bank
Woori Card Co., Ltd.
Woori Financial Capital Co., Ltd.
Woori Asset Trust Co., Ltd.
Woori Savings Bank
Woori Asset Management Corp.
Woori Financial F&I Inc.
Woori Credit Information Co., Ltd.
Woori Fund Services Co., Ltd.
Woori Private Equity Asset Management Co., Ltd.
Woori Global Asset Management Co., Ltd.
Woori FIS Co., Ltd.
Woori Finance Research Institute Co., Ltd.
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd
Woori Venture Partners America
KTB NHN China Private Equity Fund
KTB NGI Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori-Dino No.1 PEF
Green ESG Growth No.1 Private Equity Fund

Note 1) Includes subsidiaries, etc. under the Financial Holding Company Act

2.	Capital Structure (Changes in Capital)

		(units: Won, shares)
Date	Item	Type
		Common Shares	Preferred Shares	Others
June 30, 2023	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2022	Number of issued shares	728,060,549
	Par Value	5,000
	Capital Stock	3,640,302,745,000
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—
December 31, 2019	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1) We issued 680,164,306 common shares when we were established in January 2019, and issued an additional 42,103,377 shares in September 2019 through a comprehensive stock exchange between Woori Financial Group and Woori Card.

Note 2) We issued additional 5,792,866 common shares on August 10, 2021 through a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

Note 3) We are expected to issue additional 32,474,711 common shares in August 2023 through comprehensive stock exchanges to integrate Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd. as wholly-owned subsidiaries.

As of June 30, 2023		(units: Won, shares)
Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital changed in September 2019 and in August 2021 due to comprehensive stock exchanges. The issue prices were based on the closing stock price of each respective comprehensive stock exchange date.

Note 3) Our capital changed(increase of 32,474,711 common shares / KRW 11,520 of issue price from the closing stock price of the comprehensive stock exchange date) on August 8, 2023 due to comprehensive stock exchanges to integrate Woori Investment Bank Co., Ltd. and Woori Venture Partners Co., Ltd. as wholly-owned subsidiaries.

3.	Total Number of Authorized Shares

As of June 30, 2023			(unit: shares)
Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	728,060,549	728,060,549	—
Number of treasury shares	1,683,889	1,683,889	Note 1)
Number of outstanding shares	726,376,660	726,376,660	—

Note 1) Acquired from the issuance of fractional shares(2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital) and the purchase of treasury shares in the first half of 2023 (based on the shareholder list as of the end of June 2023)

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2023 1H	2022	2021
Operating income	2,147	4,431	3,660
Non-operating income	1	55	89
Income from continuing operations before income tax	2,149	4,485	3,749
Income tax expense from continuing operations	535	1,161	942
Net income	1,614	3,324	2,807
Controlling Interest	1,539	3,142	2,588
Non-controlling Interest	75	182	219

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2023 1H			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	319,708,654	2.72	68.57	313,019,768	1.45	68.21	291,653,291	0.79	70.88
	Borrowings	27,558,670	3.85	5.91	27,296,742	1.99	5.95	21,628,379	0.98	5.26
	Debentures	43,006,243	3.29	9.22	45,945,392	2.26	10.01	40,901,547	1.78	9.94
	Others	43,702,619	—	9.37	42,537,152	—	9.27	29,470,312	—	7.15
	Total Liabilities	433,976,186	—	93.07	428,799,054	—	93.44	383,653,529	—	93.23
Total Equity		32,307,405	—	6.93	30,082,662	—	6.56	27,845,863	—	6.77
Total Liabilities & Equity		466,283,591	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Type	Managed Item	2023 1H			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	17,436,390	3.07	3.74	16,097,533	1.52	3.51	13,809,362	0.34	3.36
	Marketable securities	74,041,817	3.21	15.88	68,661,882	1.50	14.96	58,416,310	1.67	14.20
	Loans	328,310,744	5.05	70.41	326,710,683	3.73	71.20	301,849,585	2.79	73.35
	Loans in local currency	282,487,154	4.82	60.59	280,414,033	3.53	61.12	262,010,967	2.59	63.67
	Loans in foreign currency	30,719,500	6.47	6.59	30,916,107	4.54	6.74	25,104,084	3.58	6.10
	Guarantee payments	18,763	2.06	0.00	21,260	2.67	0.00	28,000	2.46	0.01
	Credit card receivables	10,547,115	7.04	2.26	10,026,037	7.24	2.18	9,196,190	7.42	2.23
	Foreign bills bought	4,538,212	5.26	0.97	5,333,246	2.58	1.16	5,510,344	0.85	1.34
	Bad debt expense (Δ)	2,464,155	—	(0.53)	2,128,867	—	(0.46)	1,878,781	—	(0.46)
	Others	48,958,795	—	10.50	49,540,485	—	10.79	39,302,916	—	9.55
Total Assets		466,283,591	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2023 1H	2022	2021
Equity capital (A)	33,400	31,404	28,980
Risk weighted assets (B)	212,333	205,307	192,503
BIS(Capital adequacy) ratio (A/B)	15.73	15.30	15.05

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2023 1H figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company	Type		2023 1H	2022	2021
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	28,133,776	26,119,135	25,473,034
		Risk weighted assets (B)	171,292,048	167,432,214	157,275,764
		Capital adequacy ratio (A/B)	16.42	15.60	16.20
Woori Card Note 3)	Adjusted capital ratio		15.88	16.54	17.73
	Tangible common equity ratio		11.66	11.28	11.84
Woori Financial Capital Note 3)	Adjusted capital ratio		14.42	13.78	13.38
	Tangible common equity ratio		12.77	12.24	11.70
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	678,992	674,082	576,693
		Risk weighted assets (B)	4,339,985	4,448,524	4,037,822
		Capital adequacy ratio (A/B)	15.65	15.15	14.28
Woori Asset Trust Note 5)	Operating capital ratio		1,287.35	1,189.77	1,078.93
Woori Asset Management Note 3)	Minimum operating capital ratio		720.76	681.18	721.87
Woori Venture Partners Note 6)	Tangible common equity ratio		90.42	90.92	88.57
Woori Savings Bank Note 7)	BIS Capital adequacy ratio Note 1)		17.43	18.06	21.47
Woori Private Equity Asset Management Note 3)	Minimum operating capital ratio		8,760.87	8,937.76	3,967.99

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2023 1H figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements

Note 7) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
	2023 1H			2022			2021
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	443,243	66,082	670.8	316,876	7,656	4,138.9	560,744	5,734	9,779.3
Woori Card Note 2)	8,316,337	2,351,687	353.6	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1
Woori Financial Capital Note 2)	2,567,850	1,720,443	149.3	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7
Woori Investment Bank Note 2)	3,021,339	1,673,991	180.5	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3
Woori Asset Trust Note 2)	218,912	19,313	1,133.5	232,036	32,755	708.4	176,660	25,558	691.2
Woori Savings Bank Note 2), Note 3)	357,002	167,925	212.6	534,678	384,493	139.1	292,913	228,445	128.2
Woori Venture Partners Note 2)	114,438	8,536	1,340.6	109,432	10,707	1,022.1	122,396	21,978	556.9
Woori Private Equity Asset Management Note 2)	18,682	970	1,926.7	23,226	1,897	1,224.4	8,068	1,539	540.0

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2023 1H			2022			2021
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	25,749	24,077	106.94	65,102	63,365	102.74	13,583	—	—

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2023 1H Note 1)	2022 Note 1)	2021 Note 2)
Woori Bank	Liquidity coverage ratio Note 3)	100.78	102.40	89.95
	Foreign currency liquidity coverage ratio Note 3)	125.83	143.11	107.40
	Ratio of business purpose premises and equipment	10.23	11.04	11.46

Note 1) The liquidity coverage ratio requirements and the foreign currency liquidity coverage ratio requirements for banks are 92.5% and 80.0% respectively.

Note 2) The liquidity coverage ratio requirements and the foreign currency liquidity coverage ratio requirements for banks are 85.0% and 70.0% respectively.

Note 3) The method of calculation is the same as those used for business disclosures, and the applicable periods are 2023 2Q, 2022 4Q and 2021 4Q

c.	Profitability Ratio Note 1), Note 2)

Type	2023 1H		2022		2021
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.67	10.92	0.70	12.21	0.66	11.48
Excluding non-controlling interests	0.64	10.41	0.66	11.54	0.61	10.58
Woori Bank	0.67	11.61	0.66	11.71	0.60	9.92
Woori Card	1.42	9.29	1.14	7.28	1.10	6.36
Woori Financial Capital	1.03	8.36	1.51	12.53	1.69	15.74
Woori Investment Bank	1.27	9.94	1.74	14.47	1.59	12.89
Woori Asset Trust	23.52	31.30	20.86	29.74	18.64	27.05
Woori Savings Bank Note 3)	(1.19)	(9.07)	0.41	3.05	1.06	7.95
Woori Asset Management	6.26	6.65	0.75	0.80	6.82	7.11
Woori Venture Partners	4.96	5.44	4.06	4.51	27.83	32.93
Woori Private Equity Asset Management	1.56	1.63	2.60	2.75	5.46	5.96

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori

Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 3) Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, %)
Type	2023 1H	2022	2021
Total loans	347,225	343,821	332,797
Substandard and below loans	1,397	1,082	990
Substandard and below loans ratio	0.40	0.31	0.30
Non-Performing Loans	1,331	997	902
NPL Ratio	0.38	0.29	0.27
Substandard and below coverage ratio (A/B)	188.1	217.6	192.2
Loan Loss reserve (A)	2,627	2,354	1,903
Substandard and below loans (B)	1,397	1,082	990

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: %)
Type	2023 1H			2022			2021
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.24	0.21	229.12	0.19	0.16	263.43	0.20	0.18	205.50
Woori Card	0.89	—	104.97	0.80	—	104.92	0.41	—	103.21
Woori Financial Capital	2.11	—	141.78	1.22	—	198.56	1.20	—	196.70
Woori Investment Bank	1.58	1.58	107.67	0.63	0.58	151.81	0.57	0.55	120.05
Woori Asset Trust	23.90	—	—	32.23	—	—	56.61	—	—
Woori Savings Bank	2.76	—	117.70	3.22	—	97.54	2.32	—	117.37

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Figures for Woori Savings Bank are based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2023 1H	2022	2021
ASSETS
Cash and cash equivalents	21,690,361	34,219,148	20,613,073
Financial assets at fair value through profit or loss (“FVTPL”)	21,408,298	19,860,573	13,497,234
Financial assets at fair value through other comprehensive income	34,904,105	33,085,080	39,119,789
Securities at amortized cost	25,949,620	28,268,516	17,086,274
Loans and other financial assets at amortized cost	369,016,226	355,760,729	348,885,617
Investments in joint ventures and associates	1,621,670	1,305,636	1,335,167
Investment properties	474,333	387,707	389,495
Premises and equipment	3,133,215	3,142,930	3,174,720
Intangible assets and goodwill	989,476	849,114	785,386
Assets held for sale	17,796	13,772	26,327
Net defined benefit asset	302,581	319,280	21,346
Current tax assets	42,965	53,274	22,598
Deferred tax assets	75,794	109,299	31,131
Derivative assets (designated for hedging)	70,980	37,786	106,764
Other assets	3,214,199	3,061,552	2,088,950

Total assets	482,911,619	480,474,396	447,183,871

LIABILITIES
Financial liabilities at FVTPL	8,533,801	8,952,399	4,873,458
Deposits due to customers	333,713,217	342,105,209	317,899,871
Borrowings	30,545,104	28,429,603	24,755,459
Debentures	42,613,485	44,198,486	44,653,864
Provisions	609,311	545,865	576,134
Net defined benefit liability	39,723	35,202	47,986
Current tax liabilities	155,068	843,555	584,491
Deferred tax liabilities	390,767	31,799	186,946
Derivative liabilities (designated for hedging)	216,680	202,911	27,584
Other financial liabilities	32,718,181	22,811,868	24,171,030
Other liabilities	685,018	690,157	556,853

Total liabilities	450,220,355	448,847,054	418,333,676

EQUITY
Owners’ equity:	30,244,672	28,761,897	25,842,019
Capital stock	3,640,303	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449	2,294,381
Capital surplus	685,427	682,385	682,385
Other equity	(1,944,858)	(2,423,392)	(2,167,614)
Retained earnings	24,452,124	23,750,152	21,392,564
Non-controlling interests	2,446,592	2,865,445	3,008,176

Total equity	32,691,264	31,627,342	28,850,195

Total liabilities and equity	482,911,619	480,474,396	447,183,871

Number of Consolidated Subsidiaries (excluding holding company)	168	167	152

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2023 1H	2022 1H	2022	2021
Operating income	2,147,438	2,432,113	4,430,524	3,659,749
Net interest income	4,412,993	4,103,322	8,696,579	6,985,721
Net fees and commissions income	842,265	846,384	1,710,170	1,470,775
Dividend income	92,005	78,922	159,982	309,211
Net gain or loss on financial instruments at FVTPL	360,517	341,427	238,502	325,751
Net gain or loss on financial assets at FVTOCI	(398)	(1,650)	(21,498)	32,624
Net gain or loss arising on financial assets at amortized cost	115,708	66,958	74,204	107,317
Impairment losses due to credit loss	(817,815)	(496,863)	(885,272)	(536,838)
General and administrative expenses	(2,057,916)	(1,957,102)	(4,529,890)	(4,147,411)
Other net operating expenses	(799,921)	(549,285)	(1,012,253)	(887,401)

Non-operating income	1,095	35,798	54,850	89,492

Net income before income tax expense	2,148,533	2,467,911	4,485,374	3,749,241

Income tax expense	(534,721)	(608,607)	(1,161,392)	(941,870)

Net income	1,613,812	1,859,304	3,323,982	2,807,371

Net income attributable to owners	1,538,876	1,761,934	3,141,680	2,587,936
Net income attributable to the non-controlling interests	74,936	97,370	182,302	219,435

Other comprehensive income (loss), net of tax	382,460	(223,775)	(239,819)	170,181

Items that will not be reclassified to profit or loss	72,019	84,883	216,767	96,529
Items that may be reclassified to profit or loss	310,441	(308,658)	(456,586)	73,652

Total comprehensive income	1,996,272	1,635,529	3,084,163	2,977,552

Comprehensive income attributable to the owners	1,907,895	1,532,364	2,909,053	2,745,764
Comprehensive income attributable to non-controlling interests	88,377	103,165	175,110	231,788
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,028	2,364	4,191	3,481

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	2023 1H	2022	2021
ASSETS
Cash and cash equivalents	175,318	313,361	578,725
Financial assets at fair value through profit or loss	—	689	—
Financial assets at fair value through other comprehensive income	324,814	312,771	146,294
Loans and other financial assets at amortized cost	2,233,028	2,041,877	633,110
Investments in subsidiaries	22,796,367	22,394,915	22,144,915
Premises and equipment	9,421	11,052	7,790
Intangible assets	4,553	4,859	5,171
Net defined benefit asset	1,962	5,947	1,516
Current tax assets	19,409	14,350	856
Deferred tax assets	10,650	13,433	6,454
Other assets	231	322	151

Total assets	25,575,753	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss	—	—	329
Debentures	1,597,717	1,447,762	1,367,429
Provisions	1,266	487	394
Current tax liabilities	81,743	721,795	468,305
Other financial liabilities	45,479	46,039	22,988
Other liabilities	391	591	548

Total liabilities	1,726,596	2,216,674	1,859,993

EQUITY
Capital stock	3,640,303	3,640,303	3,640,303
Hybrid securities	3,411,501	3,112,273	2,294,288
Capital surplus	10,909,281	10,909,281	10,909,281
Other equity	(41,939)	(26,186)	(3,874)
Retained Earnings	5,930,011	5,261,231	4,824,991

Total equity	23,849,157	22,896,902	21,664,989

Total liabilities and equity	25,575,753	25,113,576	23,524,982

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	2023 1H	2022 1H	2022	2021
Operating Income:	1,445,324	1,215,982	1,185,627	590,550
Net interest expense	15,692	(7,943)	(5,030)	(22,245)
Interest income	32,068	6,578	25,614	4,236
Interest expense	(16,376)	(14,521)	(30,644)	(26,481)
Net fees and commissions loss	(8,755)	(6,315)	(15,059)	(12,585)
Fees and commissions income	798	653	1,596	1,306
Fees and commissions expense	(9,553)	(6,968)	(16,655)	(13,891)
Dividend income	1,472,869	1,264,236	1,272,393	692,605
Net gain or loss on financial instruments at FVTPL	2,023	—	1,018	(7,576)
Reversal (Provision) of impairment losses due to credit loss	(978)	(77)	(244)	76
General and administrative expenses	(35,527)	(33,919)	(67,451)	(59,725)
Non-operating income (expense)	9	(130)	(1,363)	(305)
Net income before income tax expense	1,445,333	1,215,852	1,184,264	590,245
Income tax benefit (expense)	96	(1,604)	(1,015)	4,607

Net income	1,445,429	1,214,248	1,183,249	594,852

Other comprehensive loss, net of tax	7,885	(12,951)	(22,312)	(2,330)
Items that will not be reclassified to profit or loss	7,885	(12,951)	(22,312)	(2,330)
Net gain or loss on valuation of equity securities at FVTOCI	8,826	(14,391)	(24,676)	(2,408)
Remeasurement of the net defined benefit liability	(941)	1,440	2,364	78

Total comprehensive income	1,453,314	1,201,297	1,160,937	592,522

Net income per share:
Basic and diluted income per share (in Korean Won)	1,899	1,611	1,499	730

3.	Dividend Information

•	Woori Financial Group’s Shareholder Return Policy and Capital Management Plan

In order to improve dividend predictability and enhance shareholder value, Woori Financial Group is executing Shareholder Return Policy and Capital Management Plan in consideration of the Total Shareholder Return Rate (“TSR”) (dividend + share buyback) as follows.

1.	Until reaching CET1 12%, we will take GDP growth rate into consideration and manage our internal asset growth rate within 4~5% range, while offering TSR level of 30%.

2.	After stably exceeding CET1 12%, we will re-evaluate our mid to long-term Shareholder Return Policy, such as offering a TSR level of equal to or above 30%.

3.

TSR is subject to change, due to rapid changes in the business environment such as those caused by increased financial market uncertainty or legal and regulatory restrictions imposed by supervisory authorities.

•	Shareholder Return Policy implementation details in 2023

1.	Amendments to the Articles of Incorporation (“AOI”) related to dividends (March 2023)

We laid the groundwork for issuing quarterly dividends and changed the procedure for determining the dividend record date in order to enhance the predictability of dividends and enhance shareholder value.

2.	Purchase and Cancellation of Treasury Shares (April 2023)

We acquired treasury shares following the board of directors’ resolution. We entered into a trust agreement for the acquisition of treasury shares (100 billion KRW worth).

3.	Second quarter dividends (July 2023)

We paid the first quarterly dividends (180 KRW per share) since the establishment of Woori Financial Group pursuant to the board of directors’ resolution.

Items		2023 1H	2022	2021
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,538,876	3,141,680	2,587,936
Earnings per share (Won)		2,028	4,191	3,481
Total cash dividends (Millions of Won)		130,748	822,706	654,384
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		8.50	26.19	25.29
Cash dividend yield (%)	Common Shares	1.5	8.8	6.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	180	1,130	900
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) The dividends for 2023 1H are quarterly dividends (as resolved by the board of directors on July 21, 2023)

Note 2) The dividends for 2022 include an interim dividend of Won 109,209mil (Won 150 per share)

Note 3) The dividends for 2021 include an interim dividend of Won 108,340mil (Won 150 per share)

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2023 1H	2022	2021
Auditor	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, KPMG Samjong Accounting Corp.has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2023 1H	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 330 million	3,513 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

None.

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2023 1H	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2023 1H	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million

Note 1) Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of June 30, 2023 the board of directors consisted of six outside directors, one standing director, and one non-standing director.

On March 24, 2023, Su-Young Yun and Sung-Bae Ji were newly appointed as outside directors, Chan-Hyoung Chung was reappointed as an outside director and Jong-Yong Yim was newly appointed as Chief Executive Officer at the annual general meeting of shareholders. On the same day, Sung-Tae Ro, Sang-Yong Park and Dong-Woo Chang resigned as outside directors and Tae-Seung Son resigned as standing director due to term expiration.

On March 24, 2023, the board of directors appointed Chan-Hyoung Chung as a chairman of the board of directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	Board ESG Management Committee

(As of June 30, 2023) Name of Committee	Composition	Names of Members
Audit Committee	Four outside directors	(Chairman) Su-Young Yun (outside director) Chan-Hyoung Chung (outside director) Yo-Hwan Shin (outside director) Sung-Bae Ji (outside director)
Board Risk Management Committee	Three outside directors	(Chairman) In-Sub Yoon (outside director) Su-Young Yun (outside director) Soo-Young Song (outside director)
Compensation Committee	Four outside directors	(Chairman) Yo-Hwan Shin (outside director) In-Sub Yoon (outside director) Chan-Hyoung Chung (outside director) Su-Young Yun (outside director)
Committee for Recommending Executive Officer Candidates	Six outside directors

(Chairman) Sung-Bae Ji (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Soo-Young Song (outside director)

Committee for Recommending Subsidiary Representative Director Candidates	Six outside directors One standing director

(Chairman) Jong-Yong Yim (standing director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Sung-Bae Ji (outside director)

Soo-Young Song (outside director)

Board ESG Management Committee	Six outside directors One standing director One non-standing director

(Chairman) Soo-Young Song (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Sung-Bae Ji (outside director)

Jong-Yong Yim (standing director)

Won-Duk Lee (non-standing director)

2.	Shareholder’s Meeting

a.	Voting Rights

As of June 30, 2023	(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	728,060,549	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,025,556	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,437,579	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	714,597,414	—
	Preferred Shares	—	—

Note 1) Treasury shares acquired from the issuance of fractional share and purchased through a trust agreement in 2023, and shares in mutual ownership (pursuant to Article 369 of the Commercial Act)

Note 2) A non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.(pursuant to Article 8-2 of the Financial Holding Company Act)

b.	Summary of the Shareholder’s Meeting Minutes

	Agenda	Result
Annual General Meeting of Shareholders for 2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of the reduction of capital reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

Approved as submitted
	5. Appointment of an outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted
Extraordinary General Meeting of Shareholders in 2022 (January 27, 2022)	1. Appointment of directors (2 outside directors) - 1-1 Candidate for outside director : In-Sub Yoon - 1-2 Candidate for outside director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for 2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 outside directors, 1 non-standing director)

- 3-1 Candidate for outside director : Soo-Young Song

- 3-2 Candidate for outside director : Sung-Tae Ro

- 3-3 Candidate for outside director : Sang-Yong Park

- 3-4 Candidate for outside director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

Approved as submitted
	4. Appointment of an outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for 2022 (March 24, 2023)	1. Approval of financial statements for the fiscal year 2022	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (2 outside directors, 1 standing director)

- 3-1 Candidate for outside director : Chan-Hyoung Chung

- 3-2 Candidate for outside director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted
	4. Appointment of an outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director

: Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an outside director

: Su-Young Yun

- 5-2 Candidate for Audit Committee Member who is an outside director

: Yo-Hwan Shin

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2023			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	41,165,138	5.65	42,638,612	5.86	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	28,136,218	3.87	26,045,784	3.58	—
Total		Common	69,301,356	9.52	68,684,396	9.43	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of June 30, 2023	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’s 14,445,354 shares through after-hours trading Note 1)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 2)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 3)

Note 1) Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group”, for further details.

Note 2) Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital

Note 3) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Change in the Largest Shareholder”, for further details.

c.	Share Ownership of More Than 5%

As of June 30, 2023				(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	46,285,292	6.36	—
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	—
	Blackrock Fund Advisors	36,888,004	5.07	Note 1)
Employee Stock Ownership Association		68,684,396	9.43	The largest shareholder Note 2)

Note 1) As of January 30, 2023 based on the disclosure of Blackrock Fund Advisors on February 6, 2023

Note 2) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
Common Shares	High	13,480	12,950	11,960	11,920	12,040	12,180
	Low	11,250	12,130	10,950	11,090	11,560	11,610
	Average	12,606	12,424	11,316	11,523	11,836	11,944
Monthly Trade Volume	High	6,163,074	4,085,986	4,092,995	3,255,002	4,050,502	3,595,228
	Low	2,059,497	1,206,388	1,319,731	1,172,230	984,327	1,122,609
	Monthly Total	65,315,078	52,349,827	55,615,552	42,175,907	34,405,146	40,790,950

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
ADS	High	32.96	31.84	28.19	26.79	27.70	28.51
	Low	27.17	27.94	24.84	25.55	25.84	26.75
	Average	30.89	29.43	26.04	26.33	26.81	27.77
Won Conversion	High	40,547	39,189	37,188	35,130	36,874	36,809
	Low	34,476	36,336	32,414	33,519	34,631	34,890
	Average	38,528	37,403	34,003	34,756	35,606	36,007
Monthly Trade Volume	High	98,558	91,348	116,780	87,908	79,913	63,561
	Low	22,367	29,821	26,026	21,759	21,909	14,805
	Monthly Total	816,911	1,094,473	1,326,951	935,286	857,948	772,709

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of June 30, 2023
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	—	March 24, 2023 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Non-standing Director	Registered	Won-Duk Lee Note 4)	26,500	March 25, 2022~	~December 31, 2023
Deputy President	Non-Registered	Sung-Wook Lee	15,000	February 25, 2022~	~February 10, 2024
Deputy President	Non-Registered	Gwang-Ik Jang	—	April 3, 2023~	~ April 2, 2025
Senior Managing Director	Non-Registered	Il-Jin Ouk	3,000	March 7, 2023~	~February 24, 2024
Managing Director	Non-Registered	Kon-Ho Kim	9,160	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jang-Keun Park	—	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jeong-Soo Lee	5,890	March 7, 2023~	~ March 6, 2025
Deputy Managing Director	Non-Registered	Jae-Hwa Jeon	7,872	March 7, 2023~	~ March 6, 2025

Note 1) End of the annual general meeting of shareholders for FY2025

Note 2) End of the annual general meeting of shareholders for FY2023

Note 3) End of the annual general meeting of shareholders for FY2024

Note 4) Won-Duk Lee resigned for personal reasons on July 3, 2023.

Note 5) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 6) Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of June 30, 2023								(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	97	—	34	—	131	2 years 9 months (13 years 7 months)	11,685	92	—

Note 1) Average tenure: term in (  ) includes tenure at affiliated companies

Note 2) Contract employees include non-registered executives

3.	Directors’ Compensation

As of June 30, 2023		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	1,524	760	—
Outside Directors (excludes audit committee members)	2	137	47	—
Audit Committee Members	4	111	31	—
Auditor	—	—	—	—

Note 1) Registered directors and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by a subsidiary of Woori Financial Group

Note 3) Number of Persons is as of June 30, 2023

Note 4) Total Compensation is the amount paid from January 1, 2023 to June 30, 2023

Note 5) Average compensation per director was calculated by dividing the total compensation paid by the annualized number of persons

*Annualized number of persons include 3 newly appointed directors and 4 resigned directors

Note 6) Compensation includes retirement income

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 14, 2023	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President